Exhibit 12.1

EyeCare Centers of America, Inc.

Ratio of Earnings to Fixed Charges

Exhibit 12.1

	12/28/2002	12/27/03	1/1/05	12/31/05	12/30/06
Net earnings (loss)	14,243	25,807	16,846	(2,804)	10,768
Add: Income tax provision (benefit)	1,258	(9,600)	5,302	4,242	11,885

	15,501	16,207	22,148	1,438	22,653

Fixed Charges:
Interest expense, net	21,051	20,200	20,216	28,969	31,599
Interest factor portion of rent expense	8,600	8,768	8,881	9,029	9,575

Total fixed charges	29,651	28,968	29,097	37,998	41,174

Earnings (loss) before income taxes and fixed charges	45,152	45,175	51,245	39,436	63,827

Ratio of earnings to fixed charges	1.52	1.56	1.76	1.04	1.55